TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

May 5, 2011

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2011 and 2010 and the audited financial statements and MD&A for the year ended December 31, 2010 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

As of January 1, 2011, TransGlobe Energy Corporation adopted International Financial Reporting Standards (“IFRS”), and the following disclosure, as well as the associated Condensed Consolidated Interim Financial Statements have been prepared in accordance with IFRS. The Company’s effective transition date is January 1, 2010, to accommodate 2010 IFRS comparative figures. The Company has provided information throughout this document to assist users in understanding the transition from Canadian Generally Accepted Accounting Principles (“GAAP”). A summary of all of the significant changes including the various reconciliations of GAAP financial statements to those prepared under IFRS is included in Note 23 in the Company’s unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Non-IFRS Measures

Funds Flow from Operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations

	Three Months Ended March 31
($000s)	2011	2010
Cash flow from operating activities	3,213	11,270
Changes in non-cash working capital	21,085	7,584
Funds flow from operations	24,298	18,854

Debt-to-funds flow ratio

Debt-to-funds flow is a non-IFRS measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

Netback

Netback is a non-IFRS measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2011		2010				2009***

($000s, except per share, price and	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
volume amounts)

Average sales volumes (Bopd)	11,218	10,789	10,138	9,206	9,694	8,656	8,864	9,619
Average price ($/Bbl)	97.06	79.83	71.27	73.46	70.66	62.84	57.41	48.62
Oil sales	97,995	79,240	66,470	61,540	61,651	50,044	46,818	42,557
Oil sales, net of royalties and other	52,863	45,198	38,980	35,638	37,404	28,788	28,495	26,462
Cash flow from operating activities	3,213	16,129	13,590	13,603	11,270	12,594	1,264	15,052
Funds flow from operations*	24,298	18,464	19,081	16,579	18,854	9,703	12,603	14,117
Funds flow from operations per share
- Basic	0.34	0.28	0.29	0.25	0.29	0.15	0.19	0.22
- Diluted	0.33	0.26	0.28	0.24	0.28	0.15	0.19	0.22
Net earnings (loss)	2,889	8,932	9,321	9,711	12,601	2,516	(1,618)	(4,361)
Net earnings (loss) per share
- Basic	0.04	0.13	0.14	0.15	0.19	0.04	(0.02)	(0.07)
- Diluted	0.04	0.13	0.13	0.14	0.19	0.04	(0.02)	(0.07)

Total assets	404,184	345,625	278,426	264,490	248,837	228,882	228,964	229,658
Cash and cash equivalents	86,353	57,782	15,412	21,437	18,845	16,177	14,804	23,952
Total long-term debt, including current portion	56,731	86,420	46,045	49,977	49,888	49,799	52,686	52,551
Debt-to-funds flow ratio**	0.7	1.2	0.6	0.9	0.9	1.1	1.3	1.2

*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-IFRS measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.
***	Financial information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

During the first quarter of 2011, TransGlobe has:Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.7 at March 31, 2011 (March 31, 2010 –0.9);

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.7 at March 31, 2011 (March 31, 2010 –0.9);
  Funded capital programs entirely with funds flow from operations;
  Reported a 29% increase in funds flow from operations due to a 37% increase in commodity prices along with a 16% increase in sales volumes compared to Q1-2010; and
  Reported net income in Q1-2011 of $2.9 million (Q1-2010 – $12.6 million) mainly due to a recognized impairment loss on Nuqra exploration and evaluation assets in Egypt in accordance with IFRS in the amount of $11.7 million ($0.16/share). This impairment loss offset the higher commodity prices and production volumes in the quarter compared with the same period in 2010.

2011 VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q1-2010 net income	12,601	0.19
Cash items
Volume variance	13,310	0.18	107
Price variance	23,034	0.31	184
Royalties	(20,885)	(0.28)	(166)
Expenses:
Operating	(1,760)	(0.03)	(14)
Realized derivative loss	2	-	-
Cash general and administrative	(585)	(0.01)	(5)
Current income taxes	(7,708)	(0.11)	(61)
Realized foreign exchange gain	214	-	2
Interest on long-term debt	(635)	(0.01)	(5)
Other income	58	-	-
Total cash items variance	5,045	0.05	42
Non-cash items
Unrealized derivative gain	(531)	(0.01)	(3)
Unrealized foreign exchange loss	(171)	-	(1)
Depletion and depreciation	(1,507)	(0.02)	(11)
Impairment loss	(11,660)	(0.16)	(92)
Stock-based compensation	(578)	(0.01)	(5)
Deferred income taxes	(87)	-	-
Amortization of deferred financing costs	(223)	-	(7)
Total non-cash items variance	(14,757)	(0.20)	(119)

Q1-2011 net income	2,889	0.04	(77)

Net income decreased to $2.9 million in Q1-2011 compared to $12.6 million in Q1-2010, which was due to the recognition of an impairment loss on Nuqra exploration and evaluation assets in Egypt in accordance with IFRS in the amount of $11.7 million. Under Canadian GAAP these costs would have been transferred to the full cost pool in Egypt and would have been depleted using the unit of production method. Other significant variances of note were increases in commodity prices and production volumes, which were partially offset by higher royalties, income taxes, operating costs and depletion and depreciation.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2011	2010
	Q-1	Q-4	Q-3	Q-2	Q-1

Dated Brent average oil price ($/Bbl)	104.97	86.41	76.86	78.30	76.10
U.S./Canadian Dollar average exchange rate	0.997	1.013	1.039	1.028	1.016

The price of Dated Brent oil averaged 38% higher in Q1-2011 compared with Q1-2010. Global markets are continually improving which has led to increased liquidity and access to capital, in addition to strengthening oil prices. Conversely, the recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to the current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

All of the Company’s production is priced to Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70 to 85% of the production sharing oil and the Company receives 30 to 15% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s split or share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and more production sharing oil (or profit oil). During times of increased oil prices, the government receives more production sharing oil due to lower cost oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

The Company designed its 2011 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other (Bopd)

		Three Months Ended March 31
	2011	2010	% Change
Egypt - Oil sales	8,738	6,848	28
Yemen - Oil sales	2,480	2,846	(13)

Total Company - daily sales volumes	11,218	9,694	16

Netback

Consolidated

	Three Months Ended March 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	97,995	97.06	61,651	70.66
Royalties and other	45,132	44.70	24,247	27.79
Current taxes	16,328	16.17	8,620	9.88
Operating expenses	7,547	7.48	5,787	6.63

Netback	28,988	28.71	22,997	26.36

Egypt

	Three Months Ended March 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	74,974	95.34	42,030	68.20
Royalties and other	33,617	42.75	15,943	25.87
Current taxes	13,105	16.66	6,313	10.24
Operating expenses	5,318	6.76	3,642	5.91

Netback	22,934	29.17	16,132	26.18

The netback per Bbl in Egypt increased 11% in the three months ended March 31, 2011 compared with the same period of 2010, mainly as a result of oil prices increasing by 40% which was partially offset by higher royalty and tax rates. The average selling price during the three months ended March 31, 2011 was $95.34/Bbl, which represents a gravity/quality adjustment of approximately $9.63/Bbl to the average Dated Brent oil price for the period of $104.97/Bbl.

Royalties and taxes as a percentage of revenue increased to 62% in the three months ended March 31, 2011, compared with 53% in the same period of 2010. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period. During the first quarter of 2011 the Company delayed payment of expenditures due to the events which occurred in Egypt. Consequently, approximately $5.6 million of expenses were not included in cost recovery for the first quarter. The additional cost recovery would have increased the first quarter netback by approximately $2.5 million (or $3.14/Bbl) to approximately $32.31/Bbl. These expenses are expected to be added to the cost recovery in the second quarter of 2011.

Operating expenses on a per Bbl basis for the three months ended March 31, 2011 increased by $1.41 (24%) compared with the same period of 2010. This is mainly due to increases in marketing fees, oil treatment fees, fuel costs and labour costs during the three month period ended March 31, 2011 compared with the same period in 2010.

Yemen

	Three Months Ended March 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	23,021	103.14	19,621	76.60
Royalties and other	11,515	51.59	8,304	32.42
Current taxes	3,223	14.44	2,307	9.01
Operating expenses	2,229	9.99	2,145	8.37

Netback	6,054	27.12	6,865	26.80

In Yemen, the netback per Bbl increased 1% in the three months ended March 31, 2011, compared with the same period in 2010. Oil prices increased by 35%, which reduced the number of barrels required to recover costs. This increased the number of production sharing barrels which is split with the government, with the government share being booked as royalties and taxes.

Royalties and taxes as a percentage of revenue increased to 64% from 54% in the three months ended March 31, 2011, compared with 2010 due to lower capital investment in Block 32. Royalty and taxes fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production. In addition, approximately $0.8 million or $3.43/Bbl of prior period expenses was reclassified as royalties and taxes in Block 32 in the first quarter of 2011 which reduced the first quarter netback from $30.48 to $27.12/Bbl.

Operating expenses on a per Bbl basis for the three months ended March 31, 2011 increased by $1.62/Bbl (19%), mostly due to a 13% decrease in production compared to the same period in 2010.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized losses on commodity contracts in the first three months of 2011 and 2010 relates mostly to the purchase of separate new financial floor derivative commodity contracts for $0.4 million each, in each respective period. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.3 million asset at December 31, 2010 to a $0.1 million asset at March 31, 2011, thus resulting in a $0.2 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended March 31
($000s)	2011	2010
Realized cash loss on commodity contracts*	(364)	(365)
Unrealized gain (loss) on commodity contracts**	(187)	343

Total derivative loss on commodity contracts	(551)	(22)

*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q1-2011, the derivative asset will be realized over the balance of the year. However, a 10% decrease in Dated Brent oil prices would result in a $0.1 million increase in the derivative commodity contract asset, thus decreasing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would result in a $0.1 million decrease in the derivative commodity contract asset, thus increasing the unrealized loss by the same amount. The following commodity contracts are outstanding as at March 31, 2011:

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
April 1, 2011 – December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
April 1, 2011 – December 31, 2011	20,000 Bbl/month	Financial Floor	$75.00

The total volumes hedged for the balance of 2011 are:

Nine Months
2011
Bbl	540,000
Bopd	1,964

At March 31, 2011, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three Months Ended March 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	4,180	4.14	3,391	3.88
Stock-based compensation	713	0.71	134	0.15
Capitalized G&A and overhead recoveries	(374)	(0.37)	(169)	(0.20)

G&A (net)	4,519	4.48	3,356	3.83

G&A expenses (net) increased 35% (17% increase on a per Bbl basis) in the three months ended March 31, 2011, compared with the same period in 2010. This is mostly due to an increase in stock-based compensation, which is due to new options awarded subsequent to the first quarter of 2010 and treatment of stock-based compensation under IFRS which accelerates the expensing of stock options. Stock-based compensation expense was also reduced in the first quarter of 2010 due to a number of stock option cancellations. Furthermore, the Company issued share appreciation rights during 2010 that are being now amortized into expense, whereas no expense was recorded in the first quarter of 2010. Increased staffing levels have also contributed to increased general and administrative expenses.

FINANCE COSTS

Finance costs for the three months ended March 31, 2011 increased to $1.3 million (2010 - $0.5 million). Finance costs include interest on long-term debt and amortization of transaction costs associated with long-term debt. In the quarter, the Company expensed $0.3 million of transaction costs (2010 - $0.1 million). The Company had $60.0 million of debt outstanding at March 31, 2011 (March 31, 2010 - $50.0 million). The long-term debt that was outstanding at March 31, 2011 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% (2010 – LIBOR plus 3.0%) depending on the amount drawn under the facility.

DEPLETION AND DEPRECIATION (“DD&A”)

	Three Months Ended March 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	6,242	7.94	4,465	7.24
Yemen	1,390	6.23	1,737	6.78
Corporate	128	-	51	-

	7,760	7.69	6,253	7.17

In Egypt, DD&A increased 10% on a per Bbl basis for the three month period ended March 31, 2011, due to capital additions and increased estimated future capital costs which were partially offset by increased Proved and Probable reserves.

In Yemen, DD&A decreased 8% on a per Bbl basis for the three months ended March 31, 2011, due to a reduction in estimated future capital costs.

In Egypt, exploration and evaluation properties of $1.6 million (2010 - $12.2 million) relating to West Gharib ($0.5 million) and East Ghazalat ($1.1 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, exploration and evaluation property costs of $13.5 million (2010 - $11.7 million) relating to Block 72 and Block 75 were excluded from the costs subject to DD&A in the quarter.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the Nuqra Block, the Company drilled one exploration well during the quarter and a second exploration well subsequent to the quarter, both of which were dry. The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration in the Nuqra Block at this time. As a result, the Company recorded an impairment loss on these exploration and evaluation assets in the amount of $11.7 million ($0.16/share) during the three month period ended March 31, 2011. The impairment relates to all intangible exploration and evaluation asset costs carried at Nuqra as at March 31, 2011.

Under IFRS, these costs had to be applied directly against net earnings as Nuqra has been identified as one of the Company’s cash-generating units. Impairment testing under IFRS is performed at the cash-generating unit level as opposed to the country level under previous Canadian GAAP, under which, these costs would have been transferred to the full cost pool in Egypt and would have been depleted using the unit of production method.

Subsequent to March 31, 2011, it is estimated that an additional $1.0 million of drilling expenses were incurred and will be recognized as an impairment loss applied directly to earnings in the second quarter of 2011.

CAPITAL EXPENDITURES

	Three Months Ended March 31
($000s)	2011	2010
Egypt	16,754	12,514
Yemen	2,187	661
Corporate	1,366	54

Total	20,307	13,229

In Egypt, total capital expenditures in the first three months of 2011 were $16.8 million (2010 - $12.5 million). The Company drilled 10 wells, resulting in eight oil wells (five at Arta and three at East Arta) and two dry holes (one at East Ghazalat and one at Nuqra).

In Yemen, total capital expenditures in 2011 were $2.2 million (2010 - $0.7 million). Two oil development wells were drilled in the first three months of 2011 at Block S-1, along with one oil development well and one dry hole at Block 72.

Corporate expenditures in 2011 were primarily due to costs incurred for the new head office in Calgary.

OUTSTANDING SHARE DATA

As at March 31, 2011, the Company had 72,916,071 common shares issued and outstanding. On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.7 times at March 31, 2011. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2011 and 2010:

Sources and Uses of Cash

	Three Months Ended March 31
($000s)	2011	2010
Cash sourced
Funds flow from operations*	24,298	18,854
Transfer from restricted cash	1,164	-
Exercise of options	1,199	130
Issuance of common shares, net of share issuance costs	71,588	-
	98,249	18,984
Cash used
Capital expenditures	18,491	8,732
Repayment of long-term debt	30,000	-
Other	102	-
	48,593	8,732
	49,656	10,252
Changes in non-cash working capital	(21,085)	(7,584)
Increase in cash and cash equivalents	28,571	2,668
Cash and cash equivalents – beginning of period	57,782	16,177

Cash and cash equivalents – end of period	86,353	18,845

* Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2011 exploration and development program of $90.0 million ($69.7 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2011 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2011, the Company had working capital of $135.3 million (December 31, 2010 - $88.2 million). The increase to working capital in 2011 is the result of a higher cash balance due to the issuance of common shares in the first quarter of 2011 along with increased accounts receivable due to higher oil prices, higher sales volumes and slower collections. These receivables are not considered to be impaired; however, to mitigate this risk, the Company entered into an insurance program on a portion of the receivable balance. Subsequent to March 31, 2011, the Company has received payments of $59.1 million against the outstanding receivable balance at March 31, 2011.

At March 31, 2011, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2013, the entire balance is presented as a long-term liability on the Condensed Consolidated Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	March 31, 2011	December 31, 2010
Bank debt	60,000	90,000
Deferred financing costs	(3,269)	(3,580)

Long-term debt (net of deferred financing costs)	56,731	86,420

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	53,590	53,590	-	-	-
Long-term debt	Yes-Liability	60,000	-	38,736	21,264	-
Office and equipment leases	No	10,546	1,318	3,252	1,934	4,042
Minimum work commitments[3]	No	1,750	1,750	-	-	-

Total		125,886	56,658	41,988	23,198	4,042

1	Payments exclude ongoing operating costs related to certain leases, finance costs and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at March 31, 2011 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. During the first quarter of 2011, the Contractor received an extension on the first exploration period to September 8, 2011 and subsequently has declared Force Majeure under the PSA due to logistic and security issues. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Although the Company believes that it has title to its petroleum properties, it cannot control or completely protect itself against the risk of title disputes or challenges.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2011.

Proposed Transaction

On March 25, 2011, the Company entered into an agreement to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for operatorship of three fields with 28 producing wells, located immediately adjacent to the Company’s West Gharib development leases. West Bakr is producing approximately 4,000 Bopd and had Proved reserves of 7.4 million barrels and Proved Plus Probable reserves of 8.8 million barrels effective July 1, 2010 (third party evaluator). The Company has structured the transaction as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the existing credit facility. Consideration for the transaction is $60 million plus or minus adjustments to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011 related to the contingency.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2011

The 2011 outlook provides information as to management’s expectation for results of operations for 2011. Readers are cautioned that the 2011 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2011 Outlook Highlights

  Production is expected to average between 13,000 Bopd and 13,500 bopd, a 33% increase over the 2010 average production;
  Exploration and development spending is budgeted to be $90 million, a 34% increase from 2010 (allocated 90% to Egypt, 8% to Yemen and 2% to Corporate) funded from funds flow from operations and cash on hand; and
  Using the mid-point of the revised production guidance and an average oil price assumption of $75.00/Bbl for Dated Brent oil for the remaining three quarters of 2011, funds flow from operations is expected to be $99 million for the year.

2011 Revised Production Outlook

Production for 2011 is expected to average between 13,000 and 13,500 Bopd, representing a 33% increase over the 2010 average production of 9,960 Bopd. Production from Egypt is expected to average approximately 11,620 Bopd during 2011, up 60% from an average of 7,259 Bopd in 2010. The balance of approximately 1,630 Bopd from the Yemen properties represents a 40% decrease from an average of 2,701 Bopd in 2010 due to production shutdown on Block S-1. The Block S-1 export pipeline was damaged March 17 and has not been repaired due to continuing political unrest in Yemen. In this forecast, Block S-1 in Yemen is assumed to return to full production in mid-September; the forecast will be adjusted up or down depending on the production status of Block S-

1. This revised production forecast assumes that the 1,300 Bopd increased forecast for West Gharib is offset by approximately 1,300 Bopd of shut-in production on Block S-1. This forecast excludes any production contributions from the East Ghazalat project and West Bakr acquisition. The forecast will be revised upwards when the timing of these additions is determined.

Production Forecast
	2011 Guidance	2010 Actual	% Change

Barrels of oil per day	13,000 – 13,500	9,960	33

2011 Revised Funds Flow From Operations Outlook

Expected funds flow from operations outlook was developed using the mid-point of guidance (13,250 Bopd) in the revised production forecast and a range of average Dated Brent oil prices for the next three quarters of 2011. The revised funds flow forecasts listed below are lower than original 2011 guidance primarily due to the following factors:

  Assuming Block S-1 remains shut-in for six months, Yemen production is approximately 1,300 Bopd less in 2011. West Gharib production forecast was increased by approximately 1,300 Bopd in 2011.
  Block S-1 production is priced at Brent pricing and West Gharib production is priced at Brent less 10% pricing.
  Company receives approximately 28% of the Block S-1 production sharing oil and 25% of the West Gharib production sharing oil on the incremental 1,300 Bopd of production.

expenses eligible for cost oil. In Block S-1 capital expenditures are expected to be $5.0 million less in 2011 due to the suspension of the drilling program. In West Gharib, capital expenditures are expected to be $5.0 million less in 2011 due to a delay in the third drilling rig program. The $10.0 million of reduced capital expenditures ($5.0 million in Block S-1 and $5.0 million in West Gharib) has been allocated to New Ventures in Egypt.

The revised funds flow forecasts are shown below assuming a range of Dated Brent oil pricing for the next three quarters of 2011:

	Revised 2011 Funds	2010
	Flow From	Funds Flow From
Average Dated Brent for Remainder	Operations	Operations
of Year ($/Bbl)	($ millions)	($ millions)	% Change
75	99	73	36
95	118	73	62
115	139	73	90

*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.

TransGlobe has entered into a Sale and Purchase Agreement to acquire 100% working interest in the West Bakr Production Sharing Concession. The expected impact on TransGlobe’s 2011 funds flow from operations is initially in the range of $1.2 million per month at $95/Bbl average Dated Brent oil price. Closing is subject to customary due diligence, closing conditions and Egyptian Government approval. TransGlobe cannot make assurances that it will successfully close the subject transaction.

2011 Capital Budget
	Three Months Ended	2011
	March 31, 2011	Annual
($ million)	Actual	Budget
Egypt	16.8	81.5
Yemen	2.2	6.8
Corporate	1.3	1.7

Total	20.3	90.0

The 2011 capital program is split 80:20 between development and exploration, respectively. The Company plans to participate in 61 wells in 2011. The Company will fund its entire 2011 capital budget from funds flow and working capital. The Company designed its 2011 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

West Bakr 2011 Contingent Budget

Annual
($ million)	Budget
Acquisition budget	60.0*
Work program	8.0**

*	The acquisition price of $60.0 million effective July 1, 2010 will be adjusted to the closing date.
**

The West Bakr work program for 2011 is dependent on when closing occurs. The Company has identified approximately $8.0 million of projects for the balance of 2011 which includes approximately $1.0 million for recompletion/workovers, $5.0 million for 3 – 4 wells and $2.0 million for facility upgrades/inventory/contingency projects.

CHANGES IN ACCOUNTING POLICIES New Accounting Policies

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises were required to apply IFRS, in full and without modification, for all financial periods beginning on or after January 1, 2011. The adoption of IFRS required the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010. The Company’s first financial statements prepared under IFRS are the interim financial statements for the three months ended March 31, 2011. These financial statements include full disclosure of its new IFRS policies in Note 3 and also include reconciliations of the previously disclosed comparative period financial statements prepared in accordance with Canadian GAAP to IFRS, as set out in Note 23.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

All changes in accounting policies that were required to address reporting and first-time adoption of IFRS have been made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout TransGlobe’s transition project, the Company ensured that all changes in accounting polices relating to IFRS had controls and procedures to ensure that information was captured appropriately. With respect to internal controls over financial reporting and disclosure controls and procedures, the Company did not require any material changes in control procedures as a result of the transition to IFRS; however, the Company supplemented its existing control procedures for the transition period by increasing the level of third party consultation, management and executive involvement, monitoring, and governance, as well as the level of awareness and education of key parties involved in the transition project in order to ensure the project was successful.